Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except ratios)	2015	2014	2015	2014
Earnings:
Pre-tax income(a):	$2,188	$4,223	$5,617	$6,051
Add - Fixed charges	469	686	914	1,722
Adjusted Pre-tax income	$2,657	$4,909	$6,531	$7,773
Fixed charges:
Interest expense	$306	$571	$619	$1,326
Portion of rent expense representing interest	44	32	89	64
Interest credited to policy and contract holders	119	83	206	332
Total fixed charges	$469	$686	$914	$1,722
Total fixed charges, excluding interest credited to
policy and contract holders	$350	$603	$708	$1,390
Ratio of earnings to fixed charges	5.67	7.16	7.15	4.51
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	7.59	8.14	9.22	5.59

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.